PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Unaudited)

For the nine months ended

September 30, 2008

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

#

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

#

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	September 30,	June 30,
	2007	2008
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$233,948	$187,551
Short-term investments	2,370,819	2,861,753
Amounts receivable	3,710	104,312
Prepaid expenses	55,585	122,318
	2,664,062	3,275,934

Equipment and software (Note 3)	71,495	78,290
Unproven mineral rights (Note 4)	5,071,290	4,965,595

	$7,806,847	$8,319,819

LIABILITIES

Current
Accounts payable and accrued liabilities	$96,370	$81,496

Due to related parties (Note 7)	-	-
	96,370	81,496

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	$14,760,161	$14,760,161
Shares subscribed	-	-
Contributed surplus (Note 5)	785,140	783,340
Deficit	(7,834,825)	(7,305,178)
	7,710,476	8,238,323

	$7,806,846	$8,319,819

         Approved by the Board of Directors:

“Bruce Winfield”	“David Hottman”
Bruce Winfield, Director	David Hottman, Director

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three months ended September 30,

(stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended September 30
	2008	2007

Revenue	$-	$-

Expenses
Accounting and audit	$10,727	$14,231
Amortization	6,796	6,585
Bank charges and interest	2,408	7,669
Consulting and management fees	24,702	8,697
Foreign asset tax	342	5,949
Foreign exchange	1,626	19,338
Interest income	(24,968)	(39,384)
Investor relations	73,551	86,585
Legal	34,462	17,536
Office and miscellaneous	41,341	28,125
Rent	16,606	8,271
Project investigation	38,485	15,133
Salaries and benefits	267,828	95,792
Stock-based compensation (Note 5)	1,800	86,300
Travel	28,103	12,976
Transfer agent and filing fees	726	743
Write-off of mineral rights	3,438	-
Valuation allowance for foreign value added tax credit (IVA)	1,673	18,070

	529,647	392,616

Net loss for the period	(529,647)	(392,616)

Deficit – beginning of period	(7,305,178)	(4,016,745)

Deficit – end of period	(7,834,825)	(4,409,361)

Loss per share (Note 2)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	29,651,539	28,336,206

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30,

 (stated in Canadian dollars)

(Unaudited – prepared by management)

	2008	2007

Cash provided by (used for):
Operating Activities
Net loss for the period	$(529,647)	$(392,616)
Items not involving cash:
Stock-based compensation	1,800	86,300
Amortization	6,796	6,585

	(521,051)	(299,731)

Changes in non-cash working capital:
Amounts receivable	100,602	825
Prepaid expenses	66,733	(14,493)
Accounts payable and accrued liabilities	129,686	(170,181)
Due to related parties	-	10,219

	(224,030)	(473,361)

Investing Activities
Purchase of equipment and software	-	(8,887)
Short-term investments	490,934	-
Expenditures on unproven mineral rights	(220,507)	(437,032)

	270,427	(445,919)

Financing Activities
Shares issued for cash	-	5,126,550
On option exercise	-	2,600.00
Shares subscribed	-	(59,800)
Share issue costs	-	(194,309)

	-	4,875,041

Net increase (decrease) in cash and cash equivalents	46,397	3,955,761
Cash and cash equivalents – beginning of period	187,551	1,069,730

Cash and cash equivalents– end of period	$233,948	$5,025,491

Supplementary disclosure of non-cash Investing and Financing Activities:
Deferred expenditures on unproven mineral rights included in accounts payable	$114,812	$154,076

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the year ended June 30, 2008 (audited) and the three months ended September 30, 2008 (unaudited)

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden Snow, Fish and CPG (USA)	Project Investigation	Total
Total as at June 30, 2005	$ 1,198,827	$ 281,731	$ -	$ -	$ -	$ -	$ 63,625	$ 1,544,183

Land acquisition & holding costs	53,953	80,450	-	-	-	-	1,200	135,603

Environment	-	1,979	-	-	-	-	-	1,979
Geology	229,646	94,558	-	-	-	-	15,305	339,509
Geophysics	-	97,612	-	-	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	-	-	83,110
Drilling	480,976	-	-	-	-	-	-	480,976
Total expenditures	823,998	298,286	-	-	-	-	16,505	1,138,789
Property write-offs	-	-	-	-	-	-	(80,130)	(80,130)

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	-	445,132

Environment	1,203	2,116	-	2,027	-	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	-	885,750
Geophysics	27,607	64,260	-	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	-	109,782

Environment	3,611	206	4,778	1,894	21,907	-	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	-	742,038
Geophysics	6,164	26,985	104	-	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	-	19,605
Drilling	3,636	499	-	-	123,831	-	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	-	1,065,040
	-	(1,414,474)	-	-	(368,330)	-	-	(1782,804)
						-
Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	16,332	-	26,298	-	-	30,677	-	73,307
Environment	-	-	-	-	-	-	-	-
Geology	6,935	-	14,619	10,663	3,438	-	-	35,665
Geophysics	-	-	-	-	-	-	-	-
Surface geochemistry	-	-	171	-	-	-	-	171
Drilling	-	-	-	-	-	-	-	-
Total expenditures	23,267	-	41,088	10,663	3,438	30,677	-	109,133
Property write-offs	-	-	-	-	(3,438)	-	-	(3,438)

Total as at September 30, 2008	$ 4,145,094	$ 165,486	$ 649,821	$ 80,212	$ -	$ 30,677	$ -	$ 5,071,290

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina and the United States.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies describe in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 8.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary.  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2008 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

New accounting policies

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251 Equity, Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement.  These new CICA Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition of financial instruments and on the use of hedge accounting.

(a)

Section 1530 – Comprehensive Income:  Section 1530 establishes standards for reporting and presenting comprehensive income, with is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of this Handbook Sections has no impact on opening deficit.

(b)

Section 3855 – Financial Instruments – Recognition and Measurement: Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has designated it cash and cash equivalents as held-for-trading, which are measured at fair value and accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities.  The Company had neither available-for-sale or held-to-maturity instruments during the three months ended September 30, 2008.

(c)

Section 3865 – Hedges: Section 3865 is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  It specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The adoption of this standard has no present impact as the Company is not currently engaged in any hedging activity.

3.

EQUIPMENT AND SOFTWARE

	September 30, 2008			June 30, 2008

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 16,605	$ 12,549	$ 4,056	$ 16,605	$ 12,127	$ 4,478
Computer software	20,453	19,955	498	20,453	19,789	664
Furniture & fixtures	10,036	3,086	6,950	10,036	2,584	7,452
Vehicles	44,558	25,076	19,482	44,558	22,665	21,893
Field equipment	65,893	25,385	40,508	65,893	22,090	43,803
	$ 157,545	$ 86,051	$ 71,494	$ 157,545	$ 79,255	$ 78,290

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company had to make cash payments totaling US$210,000 (paid) on or before December 1, 2007.

Portal Resources has completed an internal 43-101 compliant report reviewing the results of the various exploration programs conducted on the project.

Portal is seeking a joint venture partner to continue exploring and developing this project.

On or before December 1, 2008 or upon receipt of the feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent contained within the measured and indicated resource categories with a minimum payment of US$100,000 and a maximum payment of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

As of November 12, 2008 an amendment of the agreement was signed where the owner agreed to defer the payment due on December 1, 2008 until December 1, 2009 in exchange for a payment of US$10,000 on December 1, 2008.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company must make cash payments totaling US$ 830,000 (US$120,000 paid) on or before June 18, 2012.

Based on exploration to date, especially within the Anchoris copper-gold porphyry zone, as well as the negative environment for mining in the province of Mendoza, management decided to abandon the concessions held under the San Pedro agreement. On March 27, 2008 Portal notified in writing the owners of the San Pedro claims of the decision to return the claims and has not further commitments with respect to this agreement.

Minera Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza, province of Argentina.  Under the terms of the original agreement, the Company has paid US$95,000 to date and the subsequent payment requirements to exercise the option are as follows:

US$
On or before April 9, 2008	$ 70,000 (subsequently amended)
On or before April 9, 2009	$100,000

The Company is obligated to make the initial three annual payments of $15,000 (paid).  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS (Continued)

The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

On March 3, 2008 the Minera Rio de la Plata (MRDP) agreement was modified so the US$70,000 payment due April 9, 2008 was deferred to June 10, 2008.

Subsequently, management decided, based on exploration results to date, especially on the Anchoris copper gold porphyry project and the negative mining environment in the province of Mendoza, to return all the claims held under the MRDP agreement, with the exception of nine claims, which will continue to form the Tiger uranium project. On April 22, an amendment to the MRDP agreement was executed by Portal and MRDP to this effect.

On April 30, 2008, MRDP and Portal signed an agreement whereby the due date for the US$70,000 payment as amended to June 10, 2008 was extended until July 10, 2008.

On June 10, 2008, Portal informed MRDP of the Company’s decision to declare the nine claims comprising the Tiger Uranium Project as a “Development Area” under clause 6.4 of the MRDP agreement and to pay MRDP the sum of US$50,000.

On June 17, 2008, Portal received from MRDP notification of its rejection of Portals declaration of a “Development Area”.

On July 18, 2008, Portal received notification from MRDP of their declaration that the MRDP contract is null and void for failure to make the US$70,000 payment due July 10, 2008.

Portal has retained legal counsel in the matter and is of the opinion that the declaration of a Development Area on June 10, 2008 was valid and thus the MRDP contract is valid and in good standing. Portal is pursuing both legal avenues as well as negotiating with MRDP to resolve the dispute.

La Pampa Uranium

On April 20, 2007 Portal signed a letter agreement with Consolidated Pacific Bay Minerals Ltd. whereby Portal has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the original terms of the agreement the Company’s payment requirements are as follows:

US$
On signing of the agreement	$ 15,000 (paid)
On or before April 20, 2008	$ 30,000
On or before April 20, 2009	$ 50,000
On or before April 20, 2010	$ 50,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$1,200,000 by April 20, 2011.  The required cumulative required expenditures are as follows:

On or before April 20, 2008	$ 150,000
On or before April 20, 2009	$ 400,000
On or before April 20, 2010	$ 800,000
On or before April 20, 2011	$ 1,200,000

On March 11, 2008, the agreement of April 20, 2007 was modified so that the time periods for the above referenced payment and expenditure commitments will begin on the date that the Argentina Department of Mines gives formal notice that the concessions for the properties have been granted to Consolidated Pacific Bay Minerals Ltd.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

Slick Rock Uranium

In 2008 Portal completed a drill program consisting of 18 holes for a total of 12,860 feet (3,920 meters).  The results were discouraging and no further work was warranted.  The property was returned to the Vendor with no further commitments necessary on behalf of Portal.

Nevada Properties

On September 2, 2008, Portal announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal, through its subsidiary, Portal Resources US Inc., can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties.

The vendors will retain a 3% net smelter returns royalty. Portal has the right to reduce the net smelter returns royalty to 1% for a payment of US$1,000,000.

Golden Snow Property

The Golden Snow property is an advanced Carlin-type gold target comprised of 114 unpatented lode mining claims or 3.5 square miles on the Battle Mountain/Eureka Trend. The property is contiguous to the southern end of Staccato Gold's South Eureka property where Staccato has identified several mineralized areas and has defined a gold resource estimate at the Lookout Mountain deposit.* Additionally, eight miles north of the property lies the East Archimedes Gold Mine where Barrick Gold Corporation is currently mining a Carlin-type sediment hosted gold deposit (677,000 ounces mined, 1.1 million ounces resource/reserve, as reported by the Geological Society of Nevada 2006 Special Publication #43.) Substantial exploration has been conducted on the property including geologic mapping, 932 soil samples and detailed ground-based gravity geophysical surveys. Based on this work, several distinct target zones have been outlined and it is interpreted that the Ratto Ridge Fault zone, which controls the mineralization on the South Eureka property, continues south onto the Golden Snow property. These target areas are well located and permitting with the U.S. Bureau of Land Management (BLM) for a Phase I drilling program is set to begin. *Refer to Staccato's technical report and gold resource estimate for the South Eureka district property dated Jan. 15, 2007, filed on SEDAR.

Fish Project

The Fish Project is situated within the Walker Lane Mineral Belt, Lone Mountain District, Esmeralda County, Nevada about 12 miles west of the historic mining town of Tonopah, Nevada. The project consists of 58 unpatented lode mining claims or 1.9 square miles. This drill ready project is a skarn-manto gold-silver and base metal prospect where rock chip samples returned values ranging from <0.002 opt to 0.307 oz/ton gold, <0.01 opt to 32 oz/ton silver, 0.01% to 32.8% zinc and <0.01% to 16.4% lead. Permitting with the BLM for a Phase I drilling program is well advanced.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

CPG Project

The CPG Project, also within the Walker Lane Mineral Belt, is in Mineral County, Nevada and consists of 44 unpatented lode mining claims or 1.3 square miles. The property is 10 miles south of Kennecott's now closed Denton-Rawhide Mine which produced 1.4 million ounces of gold and 10 million ounces of silver between 1990 and 2004. The property hosts an early stage porphyry and skarn-type copper-gold-molybdenum prospect where samples returned values ranging from <0.001 opt to 0.036 oz/ton gold, <0.003 opt to 0.75 oz/ton silver, <0.005% to 13.65% copper and <0.005 % to 0.012% molybdenum. The Walker Lane Mineral Belt, western Nevada, is highly mineralized, containing several world-class epithermal precious metals deposits, e.g. the Comstock Lode (estimated production of 8.6 million ounces of gold and 192 million ounces of silver), and Round Mountain (over 10 million ounces of gold produced since 1906), as well as porphyry copper deposits, e.g. Yerington (1.75 billion pounds of copper produced from 1953-1978 by the Anaconda Copper Company).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

	Number	Amount	Contributed surplus

Balance – June 30, 2005	10,798,943	$2,969,461	$180,493

Private placements	9,390,000	6,144,250	-
On exercise of warrants	384,471	346,024	-
On exercise of options	166,400	55,954	-
Fair market value of stock options exercised	-	18,625	(18,625)
Stock based compensation	-	-	138,605
Finders fees	148,225	74,113	-
Share issue costs	-	(431,302)	-
Balance – June 30, 2006	20,888,039	9,177,125	300,473

Issued for resource property	100,000	78,000	-
On exercise of warrants	759,000	569,250	-
On exercise of options	12,500	8,300	-
Fair market value of stock options exercised	-	3,681	(3,681)
Stock based compensation	-	-	340,206
Share issue costs	0	(12,438)
Balance – June 30, 2007	21,759,539	9,823,918	636,998

Private placement(i)	7,887,000	5,126,550	-
On exercise of options	5,000	2,600	-
Fair market value of stock options exercised	-	1,402	(1,402)
Stock based compensation	-	-	147,744
Finders fees	-	(151,997)	-
Share issue costs	-	(42,312)	-
Balance – June 30, 2008 (audited)	29,651,539	14,760,161	783,340

Private placement	-	-	-
On exercise of options	-	-	-
Fair market value of stock options exercised	-	-	-
Stock based compensation	-	-	1,800
Finders fees	-	-	-
Share issue costs	-	-	-
Balance – September 30, 2008 (unaudited)	29,651,539	$14,760,161	$785,140

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

i)

On July 20, 2007, the Company completed a private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.85 until July 18, 2009 and all securities had a four-month hold period.  Finder’s fees of $151,997 were paid on this placement.

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

The exercise price for options granted under the Stock Option Plan is determined by committee upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.  Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the three months ended September 30, 2008, the Company recognized $1,800 (2007 - $86,300) in stock-based compensation for employees, directors and consultants.

A summary of changes to stock options outstanding is as follows:

	September 30		June 30
	2008		2008
		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	2,753,600	$0.54	2,766,100	$0.51

Granted under plan	-	-	100,000	$0.32
Exercised	-	-	(5,000)	$0.52
Forfeited or cancelled	-	-	(107,500)	$0.63
Outstanding at end of period	2,753,600	$0.54	2,753,600	$0.54

At September 30, 2008, the weighted average remaining life of the outstanding options is 2.16 years (June 30, 2008 – 2.63 years).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Stock options outstanding as at September 30, 2008 are as follows:

Number	Exercise Price	Expiry Date
100,000	$0.22	19-Dec-08
632,200	$0.25	15-Mar-09
50,000	$0.75	18-Jun-09
50,000	$0.77	23-Dec-09
200,000	$0.86	14-Apr-10
103,750	$0.70	20-Jan-11
100,000	$0.85	21-Mar-09
105,000	$0.75	18-Oct-11
1,146,400	$0.52	5-Dec-11
200,000	$0.70	6-Jun-12
75,000	$0.79	19-Jun-12
2,762,350

Warrants

Warrants outstanding as at September 30, 2008 are as follows:

Number	Exercise Price	Expiry Date
3,943,500	$ 0.85	July 18, 2009

6.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2009	$82,205
2010	$86,457
2011	$90,709
2012	$94,961
2013	$65,197

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the three months ended September 30, 2008 and 2007

During the three months ended September 30, 2008, $10,549 (2007 - $8,168) was charged to a public company with a director in common with the Company for rent.  As at September 30, 2008, $Nil (June 30, 2008 - $Nil) was receivable from this public company.

During the three months ended September 30, 2008, $Nil (2007 - $5,388) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at September 30, 2008, $806 (June 30, 2008 - $806) was receivable from this private company.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

7.

RELATED PARTY TRANSACTIONS, (Continued)

During the three months ended September 30, 2008, $15,484 (2007 - $5,388) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at September 30, 2008, $170 (June 30, 2008 - $18) was receivable from this private company.

During the three months ended September 30, 2008, $2,508 (2007 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at September 30, 2008, $2 (June 30, 2008 - $24) was receivable from this public company.

During the three months ended September 30, 2008 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $ 1,575 (2007 - $Nil) for fees and expense.  As at September 30, 2008 the Company owes this company an aggregate of $Nil (June 30, 2008 - $Nil).

As at September 30, 2008 the Company owes certain directors and officers an aggregate of $ 8,617 (June 30, 2008 - $nil) for expense reimbursements and consulting fees.

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to preferred mineral rights.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

	Three months ended September 30		Year ended June 30
	2008	2007	2008
a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian	$ 5,071,290	$ 6,004,916	$ 4,965,595
Less unproven mineral rights costs	(5,071,290)	(6,004,916)	(4,965,595)

Unproven mineral rights costs under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (529,647)	$ (392,616)	$ (3,288,433)
Unproven mineral rights costs expensed under U.S. GAAP	(105,695)	(321,557)	717,764
Net loss under U.S. GAAP	$ (635,342)	$ (714,173)	$ (2,570,669)

c) Deficit
Closing deficit under Canadian GAAP	$ (7,834,825)	$ (4,409,361)	$ (7,305,178)
Adjustment to deficit for accumulated unproven Mineral rights expensed under US GAAP net of	(5,071,290)	(6,004,916)	(4,965,595)
Closing deficit under U.S. GAAP	$(12,906,115)	$(10,414,277)	$(12,270,773)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$ (224,030)	$ (473,361)	$ (1,580,724)
Add net loss following Canadian GAAP	529,647	392,616	3,288,433
Add non cash unproven mineral rights expensed under U.S. GAAP	(114,812)	(115,475)	(239,553)
Less net loss under U.S. GAAP	(635,342)	(714,173)	(2,570,669)
Less unproven mineral rights costs expensed under Canadian GAAP	-	-	(1,782,804)
Cash applied to operations under U.S. GAAP	$ (444,537)	$ (910,393)	$ (2,885,317)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 270,427	$ (445,919)	$ (4,176,496)
Less non cash unproven mineral rights expensed under US GAAP	114,812	115,475	239,553
Add unproven mineral right costs expensed under US GAAP	105,695	321,557	1,065,040
Cash applied under U.S. GAAP	$ 409,934	$ (8,887)	$ (2,871,903)

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2008, 2007 and 2006 or the three months ended September 30, 2008 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	For the three months ended		Year ended
	September 30,		June 30,
	2008	2007	2008

Numerator: Net loss for the period under U.S. GAAP	$(635,342)	$(714,173)	$(2,570,669)

Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,651,539	28,336,206	29,322,706

Basic and fully diluted loss per share under U. S. GAAP	$ (0.02)	$ (0.03)	$ (0.09)